EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges for the year ended October 31, 2003 and each of the five most recent fiscal year (in thousands):

	Year ended October 31,
	2003	2002	2001	2000	1999	1998
Earnings:
Net earnings (loss) before income tax provision (benefit), minority interest (benefit) and cumulative effect of change in accounting principle	$(113,112)	$(163,632)	$(155,587)	$241,277	$4,456	$(45,097)
Add: Fixed charges	3,068	1,583	2,422	7,034	6,987	8,304

Total earnings before fixed charges	$(110,044)	$(162,049)	$(153,165)	$248,311	$11,443	$(36,793)

Fixed Charges:
Interest expense	$2,038	$112	$577	$5,287	$6,114	$6,706
Estimate portion of rent expense representative of interest	1,030	1,471	1,845	1,747	873	1,598

Total fixed charges	$3,068	$1,583	$2,422	$7,034	$6,987	$8,304

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	35.3	1.6	N/A

1.	For the purposes of calculating such ratios, “earnings” consist of income from continuing operations before income taxes plus fixed charges and “fixed charges” consist of interest expense and a portion of the rental expense representative of interest expense. Earnings before fixed charges were inadequate to cover total fixed charges by $113.1 million, $163.6 million, $155.6 million and $45.1 million for the fiscal years ended October 31, 2003, October 31, 2002, October 31, 2001 and October 31, 1998, respectively.